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                            VISUAL DATA CORPORATION
                             1291 S.W. 29th Avenue
                            Pompano Beach, FL 33069



                                October 12, 2001


United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:  VISUAL DATA CORPORATION (THE "COMPANY")
              AMENDMENT "DEL AM" TO THE REGISTRATION STATEMENT
              FILED ON FORM S-3 FILE NO. 333-71308

Dear Sir or Madam:

         This correspondence is being filed in connection with the above-reference registration statement and applies to the above-referenced registration statement.

         "We amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting under Section 8(a), may determine."

         We appreciate the cooperation and courtesies extended to us by the Staff. If you require any additional information, please contact our legal counsel at (954) 763-1200.


                               Very truly yours,

                               /s/ Randy S. Selman
                               -------------------
                               Randy S. Selman
                               President


cc: Atlas Pearlman, P.A.